White Knight Resources Ltd.

SEC# 82-2850

02 JUN -7 AM 11:52

02034727

SUPPL

NEWS RELEASE
MAY 27, 2002
NR# 02-04

Private Placement Negotiated

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") has negotiated a private placement of up to 1,765,000 units priced at $0.17 (the "Units") for proceeds of up to $300,050. Each Unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional share at $0.20 in the first year and $0.25 in the second year. A 10% finders fee, payable in Units, will be paid to Global Resource Investments Ltd. The private placement and finders fee are both subject to regulatory approval.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 6/18

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com

White
Knight
Resources Ltd.

SEC# 82-2850

NEWS RELEASE
MAY 27, 2002
NR# 02-05

Investor Relations Agreement Reached

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") has reached an agreement with Gregory Thomas who will provide investor relations services to the Company. The terms of the one year agreement provide that Mr. Thomas will be paid $2,500 per month until the Company has closed an equity financing, and $6,000 per month thereafter for a total of 12 months. Mr. Thomas will also receive 400,000 incentive stock options priced at $0.22 per share for a two-year period. The investor relations agreement and incentive stock option grant are subject to regulatory approval.

On behalf of the Board of Directors,

John M. Leask

John M. Leask, P.Eng.
Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com